GAI Aurora Opportunities Fund, LLC
401 South Tryon Street
Charlotte, NC 28202

January 23, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GAI Aurora Opportunities Fund, LLC File No. 811-22516

Ladies and Gentlemen:

I am writing on behalf of GAI Aurora Opportunities Fund, LLC (the “Registrant”) to respectfully request the withdrawal of the Registrant’s application for deregistration on Form N-8F/A (the “Application”). The Application was filed with the Securities and Exchange Commission on January 20, 2017, SEC Accession No. 0000898432-17-000038.  The Application was an initial application incorrectly filed on Form N-8F/A instead of Form N-8F.  To avoid any unnecessary confusion, we are requesting the withdrawal of the Application. An application correctly filed on Form N-8F will be filed later today.

If you have any questions, please call me at (617) 951-9147.

Sincerely,

/s/ Matthew J. Rogers
Matthew J. Rogers